MATERIAL CHANGE REPORT
51-102F3

Item 1                      Name and Address of Company
             Rubicon Minerals Corporation (the “Company”)
             Suite 1540 - 800 West Pender Street
             Vancouver, British Columbia  V6C 2V6

Item 2                      Date of Material Change
             August 31, 2011

Item 3                      News Release
             News release was issued on August 31, 2011 over Canada Newswire (CNW).

Item 4                      Summary of Material Change

On August 31, 2011, the Company announced that Franco-Nevada Corporation has purchased all of the right, title and interest of Dominion Goldfields Corporation (“DGC”) in the 2% net smelter returns royalty payable on that part of the Company’s Phoenix Gold Project in Red Lake, Ontario lying beneath the waters of Red Lake (i.e. excluding mining properties covering the land portion of the Project) (the “Royalty”).  The transaction did not trigger any rights of first refusal on the Royalty, however, the Royalty remains subject to the Company’s prior right, exercisable at any time, to purchase 25% of the Royalty (being 0.5% of the 2% net smelter returns) for US$675,000.  The Company acquired the Phoenix Gold Project under option from DGC in 2002 and later earned, subject to the Royalty, a 100% interest in and to the Project.

Item 5                      Full Description of Material Change

    5.1 Full Description of Material Change

Please see attached news release of August 31, 2011 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102
             Not applicable

Item 7                      Omitted Information
             Not applicable

Item 8                      Executive Officer
             David W. Adamson, President & CEO (Tel:  604-623-3333)

Item 9                      Date of Report
             August 31, 2011

News Release
TSX:RMX | NYSE AMEX:RBY
August 31, 2011

Franco-Nevada Purchases Royalty On
 Rubicon’s Phoenix Gold Project, Red Lake, Ontario
for C$23.2 Million
-Royalty covers Rubicon’s F2 Gold System-

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that Franco-Nevada Corporation (“Franco”) has purchased all of the right, title and interest of Dominion Goldfields Corporation (“DGC”) in the 2% net smelter returns royalty payable on that part of Rubicon’s Phoenix Gold Project in Red Lake, Ontario lying beneath the waters of Red Lake (i.e. excluding mining properties covering the land portion of the Project) (the “Royalty”).  The transaction did not trigger any rights of first refusal on the Royalty, however, the Royalty remains subject to Rubicon’s prior right, exercisable at any time, to purchase 25% of the Royalty (being 0.5% of the 2% net smelter returns) for US$675,000.  Rubicon acquired the Phoenix Gold Project under option from DGC in 2002 and later earned, subject to the Royalty, a 100% interest in and to the Project.

Franco purchased the Royalty from DGC pursuant to a royalty purchase agreement and issued to DGC, as consideration for the purchase of the Royalty, 550,000 common shares of Franco, such shares having an aggregate value of C$23,232,000.

David Adamson, President & CEO of Rubicon, commented: “Franco-Nevada Corporation is a recognized premier gold royalty company and we welcome their purchase of the Royalty.  We see their involvement as another strong validation by an industry leader of our Phoenix Gold Project following close on the heels of the recent purchase by Agnico-Eagle Mines of a 9.2% stake in Rubicon.”

David Harquail, President & CEO of Franco, commented: “We are very pleased to have a royalty interest on Phoenix, a very high grade deposit in the prolific Red Lake camp. We believe Phoenix will be a long life gold mine in Canada that will add to Franco-Nevada’s long term growth.”

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

PR11-15    For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.